Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815

(208) 769-4100

December 2, 2013

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-191935) of Hecla Mining Company

Dear Mr. Reynolds:

On behalf of Hecla Mining Company (the “Company”) and its guarantor subsidiaries (each an additional registrant and, collectively with the Company, the “Registrants”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 10:00 a.m., Washington, D.C. time, on December 4, 2013, or as soon thereafter as practicable. As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Registrants hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (208) 769-4100 or J. Craig Walker of K&L Gates LLP at 312-807-4321.

Very truly yours,

HECLA MINING COMPANY

By:	/s/ David C. Sienko
Name:	David C. Sienko
Title:	Vice President and General Counsel